EXHIBIT 23








The Board of Directors
National-Standard Company:

We consent to incorporation by reference in the registration statements (Nos. 2-71276 and 33-68926) on Form S-8 of National-Standard Company of our report dated November 10, 1999, except as to note 2, which is as of March 15, 2000, relating to the consolidated balance sheets of National-Standard Company and subsidiaries as of September 30, 1999 and 1998, as restated, and the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows for each of the years in the three-year period ended September 30, 1999, as restated, and the related schedule, which report appears in the September 30, 1999 annual report on Form 10-K of National-Standard Company.



                                    KPMG LLP




Chicago, Illinois
March 15, 2000


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